Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2019 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - February 19, 2020) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three months and year ended December 31, 2019. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended December 31, 2019 and 2018
For the three months ended December 31, 2019, the Company had a net income of $12.0 million, or $0.22 basic and $0.21 diluted earnings per share. For the three months ended December 31, 2019, the Company's adjusted net income (see Non-IFRS Measures section below) was $12.8 million, or $0.23 basic and diluted earnings per share, which excludes from the net income a $0.7 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
For the three months ended December 31, 2018, the Company had a net loss of $17.7 million, or $0.38 basic and diluted loss per share. For the three months ended December 31, 2018, the Company’s adjusted net loss (see Non-IFRS Measures section below) was $17.4 million, or $0.38 basic and diluted loss per share, which excludes from the net loss a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Results for the year ended December 31, 2019 and 2018
For the year ended December 31, 2019, the Company had a net loss of $48.5 million, or $0.97 basic and diluted loss per share. For the year ended December 31, 2019, the Company's adjusted net loss (see Non-IFRS Measures section below) was $47.0 million, or $0.94 basic and diluted loss per share, which excludes from the net loss a $1.5 million, or $0.03 per basic and diluted share, write-off of deferred financing fees.
For the year ended December 31, 2018, the Company had a net loss of $190.1 million, or $5.46 basic and diluted loss per share. For the year ended December 31, 2018, the Company’s adjusted net loss (see Non-IFRS Measures section below) was $158.7 million, or $4.56 basic and diluted loss per share, which excludes from the net loss (i) an aggregate loss of $17.8 million  recorded on the Company’s exchange of an aggregate of $203.5 million principal amount of its Convertible Notes due 2019 in the second and third quarters of 2018, (ii) a $13.2 million write-off of deferred financing fees, and (iii) $0.3 million of transaction costs related to the 2017 merger with Navig8 Product Tankers Inc, together resulting in an aggregate reduction of the Company’s net loss of $31.3 million or $0.90 per basic and diluted share.
Declaration of Dividend
On February 18, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about March 13, 2020 to all shareholders of record as of March 2, 2020 (the record date). As of February 17, 2020, there were 58,672,080 common shares of the Company outstanding.

Summary of Other Recent and Fourth Quarter Significant Events

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the first quarter of 2020 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

•
For the LR2s in the pool (which includes both scrubber fitted and non-scrubber fitted vessels): an average of approximately $25,000 per day for 70% of the days. Scrubber fitted vessels earned a premium of approximately $5,300 per day during January 2020 when compared to non-scrubber fitted vessels in the pool.

•
For the LR1s in the pool (which includes both scrubber fitted and non-scrubber fitted vessels): an average of approximately $19,000 per day for 80% of the days. Scrubber fitted vessels earned a premium of approximately $5,400 per day during January 2020 when compared to non-scrubber fitted vessels in the pool.

•
For the MRs in the pool (which includes both scrubber fitted and non-scrubber fitted vessels): an average of approximately $22,000 per day for 60% of the days. Scrubber fitted vessels earned a premium of approximately $2,800 per day during January 2020 when compared to non-scrubber fitted vessels in the pool.

•	For the ice-class 1A Handymaxes in the pool: an average of approximately $24,000 per day for 60% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the fourth quarter of 2019:

•	For the LR2s in the pool: an average of $25,230 per revenue day.

•	For the LR1s in the pool: an average of $17,653 per revenue day.

•	For the MRs in the pool: an average of $17,429 per revenue day.

•	For the ice-class 1A Handymaxes in the pool: an average of $19,294 per revenue day.

•
In November 2019, the Company entered into an “at the market” offering program (the "ATM Program") pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share. No shares have been sold under this Program through the date of this press release.

•
In November and December 2019, the Company executed two term loan facilities with Hamburg Commercial Bank AG and Prudential Private Capital, respectively, for approximately $99.1 million in aggregate. These facilities were partially drawn in December 2019 and the proceeds were used to refinance the existing indebtedness on five vessels that were previously financed under the Company’s KEXIM Credit Facility. The Company's liquidity increased by approximately $31.0 million in aggregate as a result of these transactions. There is currently $1.5 million available to be drawn under the facility with Hamburg Commercial Bank AG, which is expected to be utilized to partially finance the purchase and installation of a scrubber on one of the Company's LR2 tankers.

•
In December 2019, the Company drew down an aggregate of approximately $11.0 million from an upsized lease financing arrangement with CSSC (Hong Kong) Shipping Company Limited ("CSSC") to partially finance the purchase and installation of scrubbers on seven of its vessels.

•
As of the date of this press release, the Company has received commitments from financial institutions for an additional eight different facilities to partially finance the purchase and installation of scrubbers on certain of the Company's vessels.  These commitments are expected to increase the Company's liquidity by approximately $118.7 million, after the repayment of existing indebtedness. Subject to the negotiation and execution of definitive documentation for these facilities, the drawdowns are expected to occur as the scrubbers are installed throughout the remainder of 2020.

•	In December 2019, the Company paid a quarterly cash dividend with respect to the third quarter of 2019 on the Company's common stock of $0.10 per common share.

•
In January 2020, the Company took delivery of two scrubber-fitted 2020-built MR product tankers (STI Miracle and STI Maestro) under eight-year bareboat leases. The leasehold interests in these vessels were acquired as part of the Company's transaction with Trafigura Maritime Logistics Pte. Ltd. ( the "Trafigura Transaction") that was announced in September 2019. The bareboat leases have similar terms and conditions as the original leased vessels in the Trafigura Transaction.

At the Market Share Issuance Program
In November 2019, the Company entered into the ATM Program pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company. The Company intends to use the net proceeds from any sales under the Program for general corporate and working capital purposes.
No shares have been sold under the ATM Program through the date of this press release.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $3.7 million and $14.7 million, respectively, during the three months and year ended December 31, 2019 were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months and year ended December 31, 2019, the Company's basic weighted average number of shares were 54,626,119 and 49,857,998, respectively. For the three months and year ended December 31, 2019, the Company's diluted weighted average number of shares were 56,780,849 and 51,735,977, respectively, excluding the impact of the Convertible Notes due 2022, and 62,009,488 and 57,656,484, respectively, under the if-converted method.
The diluted weighted average number of shares was anti-dilutive for the year ended December 31, 2019 as the Company incurred a net loss.
The weighted average number of shares under the if-converted method was anti-dilutive for the three months and year ended December 31, 2019.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the fourth quarter of 2019 and through the date of this press release.
As of the date hereof, the Company has repurchased a total of $128.4 million of its securities under the Securities Repurchase Program and has the authority to purchase up to an additional $121.6 million of its securities. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Conference Call
The Company has scheduled a conference call on February 19, 2020 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 9755054
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/8jjse99m

Current Liquidity
As of February 17, 2020, the Company had $164.7 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber and ballast water treatment system activity that occurred during the fourth quarter of 2019 and that is in progress as of January 1, 2020:

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions)	Aggregate Offhire Days in Q4 2019
Completed in fourth quarter of 2019
LR2	5	3	2	5	$21.8	216
LR1	2	—	—	2	5.2	41
MR	7	7	5	7	30.8	348
Handymax	6	6	6	—	18.1	135
	20	16	13	14	$75.9	740

In progress as of December 31, 2019
LR2	6	5	5	6	$29.0	382
LR1	1	—	—	1	2.5	—
MR	5	5	4	5	22.3	104
Handymax	1	1	1	—	2.8	27
	13	11	10	12	$56.6	513

Set forth below are the estimated expected payments for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020 (which also include actual payments made during the first quarter of 2020 through February 17, 2020):

In millions of U.S. dollars	As of February 17, 2020 (1)

Q1 2020 - payments made through February 17, 2020	$7.9
Q1 2020 - remaining payments	50.3
Q2 2020	54.8
Q3 2020	34.5
Q4 2020	14.4
FY 2021	27.0

(1)
Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the expected, estimated number of ships and estimated off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (2):

	Q1 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	6	4	8	488
LR1	—	—	4	212
MR	5	5	9	671
Handymax	1	1	—	11

Total Q1 2020	12	10	21	1,382

	Q2 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	5	1	8	476
LR1	—	—	—	88
MR	5	5	10	484
Handymax	—	—	—	—

Total Q2 2020	10	6	18	1,048

	Q3 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	1	—	2	90
LR1	5	—	5	200
MR	—	—	7	270
Handymax	—	—	—	—

Total Q3 2020	6	—	14	560

	Q4 2020
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)
LR2	—	—	—	—
LR1	—	—	—	—
MR	—	—	4	170
Handymax	—	—	—	—

Total Q4 2020	—	—	4	170

	FY 2021
	Ships Scheduled for (3):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (4)

LR2	12	—	—	240
LR1	7	—	—	140
MR	—	—	—	—
Handymax	—	—	—	—

Total FY 2021	19	—	—	380

(2)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

(3)
Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. Does not include vessels that commenced work in prior periods but will be completed in the current period.

(4)
Represents total estimated offhire days during the period, including vessels that commenced work during the period or that commenced work in previous periods which are scheduled for completion in the current period.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding Principal as of September 30, 2019	Drawdowns and (repayments), net	Outstanding Principal as of December 31, 2019	Drawdowns and (repayments), net	Outstanding Principal as of February 17, 2020
1	KEXIM Credit Facility	$265,650	$(66,637)	$199,013	$(3,239)	$195,774
2	ABN AMRO Credit Facility	94,091	(2,139)	91,952	(1,602)	90,350
3	ING Credit Facility	134,624	(3,184)	131,440	(1,071)	130,369
4	$35.7 Million Term Loan Facility	32,426	(808)	31,618	(808)	30,810
5	2017 Credit Facility	134,817	(3,316)	131,501	—	131,501
6	Credit Agricole Credit Facility	92,869	(2,142)	90,727	—	90,727
7	ABN AMRO/K-Sure Credit Facility	46,641	(963)	45,678	—	45,678
8	Citi/K-Sure Credit Facility	97,338	(2,104)	95,234	—	95,234
9	ABN AMRO/SEB Credit Facility	106,200	(2,875)	103,325	—	103,325
10	Hamburg Commercial Bank Credit Facility (1)	—	42,150	42,150	—	42,150
11	Prudential Credit Facility (2)	—	55,463	55,463	(462)	55,001
12	Ocean Yield Lease Financing	152,304	(2,773)	149,531	(1,779)	147,752
13	CMBFL Lease Financing	58,290	(1,227)	57,063	—	57,063
14	BCFL Lease Financing (LR2s)	95,126	(1,978)	93,148	(1,345)	91,803
15	CSSC Lease Financing	233,545	(4,327)	229,218	(2,885)	226,333
16	BCFL Lease Financing (MRs)	90,614	(2,804)	87,810	(1,953)	85,857
17	2018 CMB Lease Financing	128,956	(2,529)	126,427	(2,529)	123,898
18	$116.0 Million Lease Financing	107,731	(1,690)	106,041	(1,193)	104,848
19	AVIC International Lease Financing	130,259	(2,948)	127,311	—	127,311
20	China Huarong Shipping Lease Financing	127,125	(3,375)	123,750	—	123,750
21	$157.5 Million Lease Financing	141,478	(3,536)	137,942	—	137,942
22	COSCO Lease Financing	78,375	(1,925)	76,450	—	76,450
23	IFRS 16 - Leases - 3 MRs	45,927	(1,735)	44,192	(1,206)	42,986
24	IFRS 16 - Leases - 7 Handymax	16,621	(3,842)	12,779	(2,533)	10,246
25	IFRS 16 - Leases - acquired from Trafigura (3)	525,737	(12,733)	513,004	59,631	572,635
26	CSSC Scrubber Financing (4)	—	10,976	10,976	(915)	10,061
27	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
28	Convertible Notes due 2022	203,500	—	203,500	—	203,500
		$3,193,994	$(23,001)	$3,170,993	$36,111	$3,207,104

(1)
In December 2019, the Company executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility of approximately $43.7 million. A portion of the proceeds of this facility were used to refinance the existing indebtedness on two vessels that were previously financed under the KEXIM Credit Facility (STI Poplar and STI Veneto). There is currently $1.5 million available to be drawn under this facility, which is expected to be utilized to partially finance the purchase and installation of a scrubber on one of the Company's LR2 tankers. The loan is scheduled to be repaid in quarterly aggregate installment payments of $0.8 million and bears interest at LIBOR plus a margin of 2.25% per annum. A balloon payment is due upon the maturity date of November 2024. Approximately $0.3 million of deferred financing fees were written off as part of the repayment of the amounts previously borrowed under the KEXIM Credit Facility.

(2)
In November 2019, the Company executed an agreement with Prudential Private Capital for a senior secured term loan facility of approximately $55.5 million. This facility was fully drawn in December 2019 and the proceeds were used to refinance the existing indebtedness on three vessels that were previously financed under the KEXIM Credit Facility (STI Clapham, STI Camden and STI Acton). The loan will be repaid in monthly aggregate installment payments of $0.5 million and bears interest at LIBOR plus a margin of 3.00% per annum. A balloon payment is due upon the maturity date of December 2025. Approximately $0.2 million of deferred financing fees were written off as part of the repayment of the amounts previously borrowed under the KEXIM Credit Facility.

(3)
In January 2020, the Company took delivery of two scrubber-fitted 2020-built MR product tankers (STI Miracle and STI Maestro) under eight-year bareboat leases. The leasehold interests in these vessels were acquired as part of the Trafigura Transaction and a $68.7 million lease liability was recorded at the commencement date of these leases, which are being accounted for as lease liabilities under IFRS 16.

(4)
In December 2019, the Company drew down an aggregate of approximately $11.0 million from its upsized lease financing agreement with CSSC to partially finance the purchase and installation of scrubbers on seven of the Company’s vessels. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and will be repaid in monthly installment payments of approximately $0.5 million in aggregate. There is currently $1.6 million available under this arrangement, which is expected to be utilized to partially finance the purchase and installation of a scrubber on the eighth remaining vessel under this agreement.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of December 31, 2019, which includes principal amounts due under secured credit facilities, the Senior Unsecured Notes due 2020, lease financing arrangements, and lease liabilities under IFRS 16 (which also include actual payments made during the first quarter of 2020 through February 17, 2020):

In millions of U.S. dollars
Q1 2020 - principal payments made through February 17, 2020	$32.6
Q1 2020 - remaining principal payments	49.9
Q2 2020 (1)	122.6
Q3 2020 (2)	165.7
Q4 2020	62.9
Q1 2021	273.5
Q2 2021	94.0
Q3 2021	65.7
Q4 2021	65.8
2022 and thereafter	2,307.0
$3,239.7

(1)	Repayments include $53.8 million due upon the maturity of the Company's Senior Unsecured Notes due 2020.

(2)	Repayments include $87.7 million due upon the maturity of the Company's ABN AMRO Credit Facility.

Explanation of Variances on the Fourth Quarter of 2019 Financial Results Compared to the Fourth Quarter of 2018
For the three months ended December 31, 2019, the Company recorded a net income of $12.0 million compared to a net loss of $17.7 million for the three months ended December 31, 2018. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2019 and 2018:

	For the three months ended December 31,
In thousands of U.S. dollars	2019	2018
Vessel revenue	$221,622	$167,525
Voyage expenses	(2,483)	(304)
TCE revenue	$219,139	$167,221

•
TCE revenue for the three months ended December 31, 2019 increased by $51.9 million to $219.1 million, from $167.2 million for the three months ended December 31, 2018. The increase was the result of quarter over quarter improvements in TCE revenue per day across all of the Company's operating segments. Overall average TCE revenue per day increased to $19,910 per day during the three months ended December 31, 2019, from $15,008 per day during the three months ended December 31, 2018. The fourth quarter of 2019 reflected significant improvements in TCE revenue per day, both sequentially, and as compared to the fourth quarter of 2018. Supply and demand dynamics shifted favorably during the fourth quarter of 2019, driven by the January 1, 2020 implementation date of the International Maritime Organization’s ("IMO") low sulfur emissions standards. The implementation of these standards has impacted the trade flows of both crude and refined petroleum products which, combined with favorable supply and demand dynamics, has resulted in improvements in daily spot market TCE rates across all of the Company's operating segments during the fourth quarter of 2019.

These results were mitigated by several factors including (i) higher than expected offhire days during the fourth quarter of 2019 as a result of port congestion and delays at the shipyards where the Company's drydocks, ballast water treatment system and scrubber installations are taking place, (ii) below-market positioning voyages both to and from these shipyards as vessels deviated from their normal trading patterns, and (iii) the purchase and consumption of higher cost low sulfur fuel in anticipation of the IMO's January 1, 2020 implementation date for the Company's vessels that do not yet have scrubbers installed.
The increase in TCE revenue in the fourth quarter of 2019 as compared to the fourth quarter of 2018 was also affected by an increase in the number of the Company's vessels to an average of 134.0 operating vessels during the three months ended December 31, 2019 from an average of 121.9 operating vessels during the three months ended December 31, 2018, which was primarily the result of the acquisition of 15 vessels (11 MRs and four LR2s) in connection with the Trafigura Transaction in September 2019. This increase was offset by the redelivery of time chartered-in vessels in the fourth quarter of 2018 and in the first quarter of 2019.

•
Vessel operating costs for the three months ended December 31, 2019 increased by $14.2 million to $85.4 million, from $71.2 million for the three months ended December 31, 2018. This increase was primarily due to the acquisition of 15 vessels (11 MRs and four LR2s) that were acquired in connection with the Trafigura Transaction in September 2019. Vessel operating costs per day increased to $6,928 per day for the three months ended December 31, 2019 from $6,505 per day for the three months ended December 31, 2018. This increase was largely due to timing, in addition to various miscellaneous repairs that were undertaken while certain vessels were drydocked for scrubber or ballast water treatment system installations during the period.

•
Charterhire expense for the three months ended December 31, 2019 decreased by $10.6 million to $0.0 million, from $10.6 million for the three months ended December 31, 2018. This decrease was the result of (i) a decrease in the number of time chartered-in vessels when comparing the three months ended December 31, 2019 to the three months ended December 31, 2018, and (ii) the implementation of IFRS 16 - Leases beginning on January 1, 2019. The Company's time and bareboat chartered-in fleet consisted of 27 bareboat chartered-in vessels for the three months ended December 31, 2019, which operated for the entire period. The Company's time and bareboat chartered-in fleet consisted of an average of 2.9 time chartered-in vessels and 10 bareboat chartered-in vessels for the three months ended December 31, 2018. As of December 31, 2019, the Company had 27 bareboat chartered-in vessels which are being accounted for under IFRS 16 as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).

•
Depreciation expense - owned or finance leased vessels for the three months ended December 31, 2019 increased slightly by $1.9 million to $46.5 million, from $44.6 million for the three months ended December 31, 2018. Depreciation expense in future periods is expected to increase as the Company installs ballast water treatment systems and/or scrubbers on certain of its vessels in 2020. The Company expects to depreciate the majority of the cost of this equipment over each vessel's remaining useful life.

•
Depreciation expense - right of use assets for the three months ended December 31, 2019 was $12.6 million. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded during the three months ended December 31, 2019, as a result of the Company's transition to IFRS 16 - Leases on January 1, 2019. Right of use asset depreciation is approximately $0.2 million per vessel per month for the 10 vessels (seven Handymax and three MR) previously bareboat chartered-in prior to the Trafigura Transaction in September 2019. Additionally, as part of the Trafigura Transaction, the Company acquired the leasehold interests in 15 vessels (11 MR and four LR2), which are being accounted for as right of use assets under IFRS 16. The right of use asset depreciation for these vessels is approximately $0.2 million per MR per month and $0.3 million per LR2 per month. Additionally, in January 2020, the Company took delivery of two MRs that were previously under construction and were acquired as part of the Trafigura Transaction. The right of use asset depreciation for these vessels is expected to be similar to the MR vessels acquired in September 2019.

•
General and administrative expenses for the three months ended December 31, 2019, increased by $2.8 million to $15.8 million, from $12.9 million for the three months ended December 31, 2018. This increase was primarily driven by compensation expenses, including an increase in restricted stock amortization. General and administrative expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the fourth quarter of 2019.

•
Financial expenses for the three months ended December 31, 2019 decreased by $0.9 million to $47.3 million, from $48.2 million for the three months ended December 31, 2018. The decrease was primarily driven by an increase of $0.8 million of capitalized interest expense during the three months ended December 31, 2019 as a result of the Company's scrubber and ballast water treatment system investments. No interest was capitalized during the three months ended December 31, 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2019	2018	2019	2018
Revenue
Vessel revenue	$221,622	$167,525	$704,325	$585,047

Operating expenses
Vessel operating costs	(85,412)	(71,219)	(294,531)	(280,460)
Voyage expenses	(2,483)	(304)	(6,160)	(5,146)
Charterhire	—	(10,644)	(4,399)	(59,632)
Depreciation - owned or finance leased vessels	(46,477)	(44,592)	(180,052)	(176,723)
Depreciation - right of use assets	(12,636)	—	(26,916)	—
General and administrative expenses	(15,758)	(12,927)	(62,295)	(52,272)
Merger transaction related costs	—	—	—	(272)
Total operating expenses	(162,766)	(139,686)	(574,353)	(574,505)
Operating income	58,856	27,839	129,972	10,542
Other (expense) and income, net
Financial expenses	(47,287)	(48,156)	(186,235)	(186,628)
Loss on exchange of Convertible Notes	—	—	—	(17,838)
Financial income	756	2,908	8,182	4,458
Other expenses, net	(283)	(259)	(409)	(605)
Total other expense, net	(46,814)	(45,507)	(178,462)	(200,613)
Net income / (loss)	$12,042	$(17,668)	$(48,490)	$(190,071)

Earnings / (Loss) per share

Basic	$0.22	$(0.38)	$(0.97)	$(5.46)
Diluted	$0.21	$(0.38)	$(0.97)	$(5.46)
Basic weighted average shares outstanding	54,626,119	46,382,795	49,857,998	34,824,311
Diluted weighted average shares outstanding (1)	56,780,849	46,382,795	49,857,998	34,824,311

(1)
The effect of potentially dilutive securities relating to the Company's Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three months ended December 31, 2019 because their effect would have been anti-dilutive. The effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the year ended December 31, 2019 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of the unvested shares of restricted stock, and the Convertible Notes due 2022) were 62,009,488 and 57,656,484 for the three months and year ended December 31, 2019, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$202,303	$593,652
Accounts receivable	78,174	69,718
Prepaid expenses and other current assets	13,855	15,671
Inventories	8,646	8,300
Total current assets	302,978	687,341
Non-current assets
Vessels and drydock	4,008,158	3,997,789
Right of use assets	697,903	—
Other assets	131,139	75,210
Goodwill	11,539	11,539
Restricted cash	12,293	12,285
Total non-current assets	4,861,032	4,096,823
Total assets	$5,164,010	$4,784,164
Current liabilities
Current portion of long-term debt	$235,482	$297,934
Finance lease liability	122,229	114,429
Lease liability - IFRS 16	63,946	—
Accounts payable	23,122	11,865
Accrued expenses	41,452	22,972
Total current liabilities	486,231	447,200
Non-current liabilities
Long-term debt	999,268	1,192,000
Finance lease liability	1,195,494	1,305,952
Lease liability - IFRS 16	506,028	—
Total non-current liabilities	2,700,790	2,497,952
Total liabilities	3,187,021	2,945,152
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	646	5,776
Additional paid-in capital	2,842,446	2,648,599
Treasury shares	(467,057)	(467,056)
Accumulated deficit (1)	(399,046)	(348,307)
Total shareholders' equity	1,976,989	1,839,012
Total liabilities and shareholders' equity	$5,164,010	$4,784,164

(1)
Accumulated deficit reflects the impact of the adoption of IFRS 16 - Leases. IFRS 16 amended the existing accounting standards to require lessees to recognize as of January 1, 2019, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right of use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the "full retrospective approach") or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the "modified retrospective approach"). We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018
Operating activities
Net loss	$(48,490)	$(190,071)
Depreciation - owned or finance leased vessels	180,052	176,723
Depreciation - right of use assets	26,916	—
Amortization of restricted stock	27,421	25,547
Amortization of deferred financing fees	7,041	10,541
Write-off of deferred financing fees	1,466	13,212
Accretion of convertible notes	11,375	13,225
Accretion of fair value measurement on debt assumed in business combinations	3,615	3,779
Loss on exchange of convertible notes	—	17,838
	209,396	70,794
Changes in assets and liabilities:
(Increase) / decrease in inventories	(346)	1,535
Increase in accounts receivable	(8,458)	(4,298)
Decrease in prepaid expenses and other current assets	1,816	2,227
Increase in other assets	(7,177)	(1,226)
Increase / (decrease) in accounts payable	4,019	(1,382)
Increase / (decrease) in accrued expenses	10,262	(9,860)
	116	(13,004)
Net cash inflow from operating activities	209,512	57,790
Investing activities
Acquisition of vessels and payments for vessels under construction	(2,998)	(26,057)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(203,975)	(26,680)
Net cash outflow from investing activities	(206,973)	(52,737)
Financing activities
Debt repayments	(343,351)	(865,594)
Issuance of debt	108,589	1,007,298
Debt issuance costs	(5,744)	(23,056)
Refund of debt issuance costs due to early debt repayment	—	2,826
Principal repayments on lease liability - IFRS 16	(36,761)
Increase in restricted cash	(9)	(897)
Repayment of convertible notes	(145,000)	—
Gross proceeds from issuance of common stock	50,000	337,000
Equity issuance costs	(333)	(17,073)
Dividends paid	(21,278)	(15,127)
Repurchase of common stock	(1)	(23,240)
Net cash (outflow) / inflow from financing activities	(393,888)	402,137
(Decrease) / increase in cash and cash equivalents	(391,349)	407,190
Cash and cash equivalents at January 1,	593,652	186,462
Cash and cash equivalents at December 31,	$202,303	$593,652

As described in the preceding sections, on September 26, 2019, the Company acquired subsidiaries of Trafigura which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered during 2019, two were delivered in January 2020, and two MRs are currently under construction. For the delivered vessels in 2019, the Company assumed the obligations under the bareboat charter agreements of $531.5 million and issued 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million. For the four vessels under construction as of September 26, 2019, the Company agreed to assume the commitments on the bareboat charter agreements of $138.9 million and issued 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. The obligations under the bareboat charter agreements for the undelivered vessels will be recorded upon the delivery of each vessel (the lease commencement date).
This transaction represents a significant non-cash transaction that occurred during the year ended December 31, 2019.

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2019 and 2018
(unaudited)

	For the three months ended December 31		For the year ended December 31,
	2019	2018	2019	2018
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$124,399	$78,316	$363,952	$212,479

Average Daily Results
TCE per day(2)	$19,910	$15,008	$16,682	$12,782
Vessel operating costs per day(3)	$6,928	6,505	$6,563	$6,463

LR2
TCE per revenue day (2)	$24,987	$16,228	$20,254	$13,968
Vessel operating costs per day(3)	$7,123	6,574	$6,829	$6,631
Average number of owned or finance leased vessels	42.0	38.0	39.1	38.0
Average number of time chartered-in vessels	—	1.0	—	1.5

LR1
TCE per revenue day (2)	$17,648	$13,548	$15,846	$10,775
Vessel operating costs per day(3)	$7,570	$6,595	$6,658	$6,608
Average number of owned or finance leased vessels	12.0	12.0	12.0	12.0
Average number of time chartered-in vessels	—	—	—	—

MR
TCE per revenue day (2)	$17,261	$14,412	$15,095	$12,589
Vessel operating costs per day(3)	$6,505	$6,504	$6,312	$6,366
Average number of owned or finance leased vessels	56.0	45.0	47.9	44.9
Average number of time chartered-in vessels	—	1.9	0.1	4.3
Average number of bareboat chartered-in vessels	3.0	3.0	3.0	3.0

Handymax
TCE per revenue day (2)	$19,294	$14,999	$14,575	$12,196
Vessel operating costs per day(3)	$7,351	$6,331	$6,621	$6,295
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	—	—	—	0.5
Average number of bareboat chartered-in vessels	7.0	7.0	7.0	7.0

Fleet data
Average number of owned or finance leased vessels	124.0	109.0	113.0	108.9
Average number of time chartered-in vessels	—	2.9	0.1	6.3
Average number of bareboat chartered-in vessels	10.0	10.0	10.0	10.0

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, finance leased and bareboat chartered-in vessels (in thousands of U.S. dollars)	$75,406	$14,137	$203,975	$26,680

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of February 17, 2020

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
74	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
75	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
78	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
79	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
80	STI Express	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
81	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
83	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
85	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
86	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
87	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Not Yet Installed
90	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
93	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
94	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
96	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
97	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
98	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
99	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
100	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
101	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
102	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
103	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
104	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
105	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
106	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
107	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
110	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
112	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
114	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
115	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Not Yet Installed
119	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Not Yet Installed
120	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
121	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
122	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Not Yet Installed
123	STI Lobelia	2018	110,000	—	SLR2P (4)	LR2	Yes
124	STI Lotus	2018	110,000	—	SLR2P (4)	LR2	Yes
125	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes

	Total owned or finance leased DWT		8,973,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (5)
	Bareboat chartered-in vessels
127	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
128	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
129	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
130	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
131	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
132	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
133	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
134	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(6)
135	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(6)
136	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(6)

	Total bareboat chartered-in DWT		414,899

	Newbuildings currently under construction
	Vessel Name	Yard	DWT	Vessel type
137	Hull S470 - TBN STI Mighty	HVS	50,000	MR	(7)
138	Hull S471 - TBN STI Maximus	HVS	50,000	MR	(7)

	Total newbuilding product tankers DWT		100,000

	Total Fleet DWT		9,488,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

(7)
The leasehold interests in these vessels were acquired from Trafigura in September 2019 as part of the Trafigura Transaction and these vessels are currently under construction at Hyundai Vinashin Shipyard Co., Ltd. One vessel is expected to be delivered in March 2020 and one vessel is expected to be delivered in the third quarter of 2020.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2018 and 2019 were as follows:

Date paid	Dividends per common share
March 2018	$0.100
June 2018	$0.100
September 2018	$0.100
December 2018	$0.100
March 2019	$0.100
June 2019	$0.100
September 2019	$0.100
December 2019	$0.100

On February 18, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about March 13, 2020 to all shareholders of record as of March 2, 2020 (the record date). As of February 17, 2020, there were 58,672,080 common shares of the Company outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the fourth quarter of 2019 and through the date of this press release.
As of the date hereof, the Company has repurchased a total of $128.4 million of its securities under the Securities Repurchase Program and has the authority to purchase up to an additional $121.6 million of its securities. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 126 product tankers (42 LR2 tankers, 12 LR1 tankers, 58 MR tankers and 14 Handymax tankers) with an average age of 4.1 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). In addition, the Company will bareboat charter-in two MR tankers that are currently under construction and are scheduled to be delivered in 2020 (one in March, and one in September). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2019 Financial Results Compared to the Fourth Quarter of 2018".
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended December 31, 2019
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$12,042	$0.22		$0.21
Adjustment:
Deferred financing fees write-off	748	0.01		0.01
Adjusted net income	$12,790	$0.23	(1)	$0.23	(1)

	For the three months ended December 31, 2018
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(17,668)	$(0.38)		$(0.38)
Adjustment:
Deferred financing fees write-off	266	0.01		0.01
Adjusted net loss	$(17,402)	$(0.38)	(1)	$(0.38)	(1)

	For the year ended December 31, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(48,490)	$(0.97)	$(0.97)
Adjustment:
Deferred financing fees write-off	1,466	0.03	0.03
Adjusted net loss	$(47,024)	$(0.94)	$(0.94)

	For the year ended December 31, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(190,071)	$(5.46)	$(5.46)
Adjustments:
Merger transaction related costs	272	0.01	0.01
Deferred financing fees write-off	13,212	0.38	0.38
Loss on exchange of Convertible Notes due 2019	17,838	0.51	0.51
Adjusted net loss	$(158,749)	$(4.56)	$(4.56)

(1) Summation differences due to rounding.

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2019	2018
Net income / (loss)	$12,042	$(17,668)	$(48,490)	$(190,071)
Financial expenses	47,287	48,156	186,235	186,628
Financial income	(756)	(2,908)	(8,182)	(4,458)
Depreciation - owned or finance leased vessels	46,477	44,592	180,052	176,723
Depreciation - right of use assets	12,636	—	26,916	—
Merger transaction related costs	—	—	—	272
Amortization of restricted stock	6,713	6,144	27,421	25,547
Loss on exchange of Convertible Notes due 2019	—	—	—	17,838
Adjusted EBITDA	$124,399	$78,316	$363,952	$212,479

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616